JPMorgan Chase Financial Company LLC

Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement Nos. 333-270004 and 333-270004-01

Dated February 28, 2025

2-Year NVDA Auto-Callable Dual Directional Trigger PLUS

This document provides a summary of the terms of the Auto-Callable Dual Directional Trigger PLUS, which we refer to as the Trigger PLUS. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement, prospectus and prospectus addendum and the “Risk Considerations” on the following page, prior to making an investment decision.

SUMMARY TERMS
Issuer:	JPMorgan Chase Financial Company LLC (“JPMorgan Financial”)
Guarantor:	JPMorgan Chase & Co.
Underlying stock:	Common stock of NVIDIA Corporation (Bloomberg ticker: NVDA UW Equity)
Early redemption:	If, on the redemption observation date, the closing price of one share of the underlying stock is greater than or equal to the initial stock price, the Trigger PLUS will be automatically redeemed for the early redemption payment on the redemption date. No further payments will be made on the Trigger PLUS once they have been redeemed. In addition, if the Trigger PLUS are automatically redeemed prior to maturity, you will not benefit from the leverage feature that applies to the payment at maturity if the final stock price is greater than the initial stock price. Moreover, if the Trigger PLUS are automatically redeemed, your investment may underperform the underlying stock, and the early redemption payment may be significantly less than the payment at maturity you would receive for the same level of appreciation of the underlying stock had the Trigger PLUS not been automatically redeemed and instead remained outstanding until maturity.
Early redemption payment:	At least $1,210.00 per Trigger PLUS. The actual early redemption payment will be provided in the pricing supplement and will not be less than $1,210.00 per Trigger PLUS.
Payment at maturity:

If the Trigger PLUS have not been automatically redeemed prior to maturity and:

If the final stock price is greater than the initial stock price, for each $1,000 stated principal amount Trigger PLUS:

$1,000 + leveraged upside payment

If the final stock price is less than or equal to the initial stock price but is greater than or equal to the trigger level, for each $1,000 stated principal amount Trigger PLUS:

$1,000 + ($1,000 × absolute stock return)

In this scenario, you will receive a 1% positive return on the Trigger PLUS for each 1% negative return on the underlying stock. In no event will this amount exceed the stated principal amount plus $350.00. Accordingly, the maximum downside payment at maturity is $1,350.00 per Trigger PLUS.

If the final stock price is less than the trigger level, for each $1,000 stated principal amount Trigger PLUS:

$1,000 × stock performance factor

This amount will be less than the stated principal amount of $1,000 per Trigger PLUS and will represent a loss of more than 35%, and possibly all, of your investment.

Leveraged upside payment:	$1,000 × leverage factor × stock percent change
Stock percent change:	(final stock price – initial stock price) / initial stock price
Absolute stock return:	The absolute value of the stock percent change. For example, a -5% stock percent change will result in a +5% absolute stock return.
Initial stock price:	The closing price of one share of the underlying stock on the pricing date
Final stock price:	The closing price of one share of the underlying stock on the valuation date
Trigger level:	65% of the initial stock price
Leverage factor:	150%
Stock performance factor:	final stock price / initial stock price
Stock adjustment factor:	The stock adjustment factor is referenced in determining the closing price of the underlying stock and is set initially at 1.0 on the pricing date. The stock adjustment factor is subject to adjustment in the event of certain corporate events affecting the underlying stock.
Stated principal amount:	$1,000 per Trigger PLUS
Issue price:	$1,000 per Trigger PLUS
Pricing date:	Expected to be March 14, 2025
Original issue date (settlement date):	3 business days after the pricing date
Redemption observation date†:	March 30, 2026
Redemption date†:	April 2, 2026
Valuation date†:	March 31, 2027
Maturity date†:	April 5, 2027
CUSIP / ISIN:	48136CLY3 / US48136CLY39
Preliminary pricing supplement:	http://www.sec.gov/Archives/edgar/data/19617/ 000121390025018789/ea0232640-01_424b2.htm

†Subject to postponement

The estimated value of the Trigger PLUS on the pricing date will be provided in the pricing supplement and will not be less than $930.00 per $1,000 stated principal amount Trigger PLUS. For information about the estimated value of the Trigger PLUS, which likely will be lower than the price you paid for the Trigger PLUS, please see the hyperlink above.

Any payment on the Trigger PLUS is subject to the credit risk of JPMorgan Financial as issuer of the Trigger PLUS, and the credit risk of JPMorgan Chase & Co., as guarantor of the Trigger PLUS.

Auto-Callable Dual Directional Trigger PLUS Payoff Diagram*

The Auto-Callable Dual Directional Trigger PLUS
The Underlying Stock
Payment at Maturity on the Auto-Callable Dual Directional Trigger PLUS
$1,600.00
$1,500.00
$1,400.00
$1,300.00
$1,200.00
$1,100.00
$1,000.00
$900.00
$800.00
$700.00
$600.00
$500.00
$400.00
Unleveraged Trigger Zone
PLUS Zone
-35.00%
-60%
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
Percentage Change in the Underlying Stock

Change in Underlying Stock	Return on the Trigger PLUS*
50.00%	75.00%
40.00%	60.00%
30.00%	45.00%
20.00%	30.00%
10.00%	15.00%
5.00%	7.50%
1.00%	1.50%
0.00%	0.00%
-5.00%	5.00%
-10.00%	10.00%
-20.00%	20.00%
-30.00%	30.00%
-35.00%	35.00%
-35.01%	-35.01%
-40.00%	-40.00%
-50.00%	-50.00%
-60.00%	-60.00%
-80.00%	-80.00%
-100.00%	-100.00%

JPMorgan Chase Financial Company LLC

2-Year NVDA Dual Directional Trigger PLUS

Underlying Stock

For more information about the underlying stock, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks identified below are not exhaustive. Please see “Risk Factors” in the accompanying prospectus supplement, product supplement and preliminary pricing supplement and Annex A to the accompanying prospectus addendum for additional information.

Risks Relating to the Trigger PLUS Generally

▪	The Trigger PLUS do not pay interest or, if the Trigger PLUS have not been automatically redeemed prior to maturity, guarantee the return of any principal and your investment in the Trigger PLUS may result in a loss.
▪	If the Trigger PLUS are automatically redeemed prior to maturity, the appreciation potential of the Trigger PLUS is limited to the early redemption payment.
▪	Early redemption risk.
▪	Your maximum downside gain on the Trigger PLUS is limited by the trigger level.
▪	The Trigger PLUS are subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co., and any actual or anticipated changes to our or JPMorgan Chase & Co.’s credit ratings or credit spreads may adversely affect the market value of the Trigger PLUS.
▪	As a finance subsidiary, JPMorgan Financial has no independent operations and has limited assets.
▪	The benefit provided by the trigger level may terminate on the valuation date.
▪	Secondary trading may be limited.
▪	The final terms and estimated valuation of the Trigger PLUS will be provided in the pricing supplement.
▪	The tax consequences of an investment in the Trigger PLUS are uncertain.

Risks Relating to Conflicts of Interest

▪	Economic interests of the issuer, the guarantor, the calculation agent, the agent of the offering of the Trigger PLUS and other affiliates of the issuer may be different from those of investors.
▪	Hedging and trading activities by the issuer and its affiliates could potentially affect the value of the Trigger PLUS.

Risks Relating to the Estimated Value and Secondary Market Prices of the Trigger PLUS

▪	The estimated value of the Trigger PLUS will be lower than the original issue price (price to public) of the Trigger PLUS.
▪	The estimated value of the Trigger PLUS does not represent future values of the Trigger PLUS and may differ from others’ estimates.
▪	The estimated value of the Trigger PLUS is derived by reference to an internal funding rate.
▪	The value of the Trigger PLUS as published by J.P. Morgan Securities LLC (and which may be reflected on customer account statements) may be higher than the then-current estimated value of the Trigger PLUS for a limited time period.
▪	Secondary market prices of the Trigger PLUS will likely be lower than the original issue price of the Trigger PLUS.
▪	Secondary market prices of the Trigger PLUS will be impacted by many economic and market factors.

Risks Relating to the Underlying Stock

▪	Investing in the Trigger PLUS is not equivalent to investing in the underlying stock.
▪	No affiliation with NVIDIA Corporation.
▪	We may engage in business with or involving NVIDIA Corporation without regard to your interests.
▪	Governmental legislative and regulatory actions, including sanctions, could adversely affect your investment in the Trigger PLUS.
▪	The anti-dilution protection for the underlying stock is limited and may be discretionary.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under “Additional Information about the Trigger PLUS — Tax considerations” concerning the U.S. federal income tax consequences of an investment in the Trigger PLUS, and you should consult your tax adviser.

SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.